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Exhibit 4.3

Ottmar Zimmer Head Compensation & Benefits	Novartis International AG WSJ-200.149 CH-4002 Basel Switzerland

Tel ++41 61 324 27 02 Fax ++41 61 324 25 44 Internet: ottmar.zimmer @group.novartis.com

Private & Confidential
Mr. Paul Choffat
Route de la Bernadaz 50
 CH-1094 Paudex/VD

December 20, 2001

Dear Mr. Choffat,

We are pleased to offer you the position of

CEO Consumer Health Division.

You will be reporting to Mr. Daniel Vasella, Chairman & CEO, and you will be a member of the Executive Committee Novartis (ECN). You will take up your new responsibilities effective January 1st, 2002.

In the following you will find the outlined total annual gross compensation package you may expect at target performance level. Please note that our variable compensation programs will pay out the target amounts at 100% target achievement (company and individual) with a potential upside of up to 200% of the target grant.

—	Base salary	CHF 750,000

—	Fixed expense allowance	CHF 35,000

—	Target cash incentive (50%)	CHF 375,000

—	Target stock options
	(Black-Scholes 100%)	CHF 750,000

—	Target LTPP (50%)	CHF 375,000

	Total	CHF 2,285,000

We are especially pleased to welcome you to participate in the Novartis Long-Term Performance Plan (LTPP), which is designed to recognize our most important key contributors to the success of Novartis. Your target grant is 50% of your base salary in Novartis Registered Shares.

You will be eligible for NOVARTIS benefits under the Swiss Company rules. You will be subject to Swiss Social Security and personally responsible for taxation.

We look forward to hearing from you and we certainly hope you will accept our offer. We would appreciate if you could sign and send back to us a copy of this letter as well as a copy of the enclosed formal employment contract.

Yours sincerely,

Novartis International AG

/s/ DANIEL VASELLA, MD Daniel Vasella, MD Chairman & CEO	/s/ OTTMAR ZIMMER Ottmar Zimmer Head Compensation & Benefits

Accepted:	/s/ PAUL CHOFFAT	Date: December 31st, 2001
Paul Choffat

CONTRACT OF EMPLOYMENT

between
NOVARTIS International AG, Basel, hereinafter referred to as "the Company",
and
Mr. Paul Choffat
hereinafter referred to as "the Employee".

1.
The Employee agrees to perform for the Company the duties described in the Employee's current job description as amended from time to time.

2.
The Employee will receive the following compensation:

2.1
Base Salary

    CHF 750,000 p.a. payable in 12 equal instalments at the end of each calendar month.

  2.2
  Fixed Expense

    The Employee will receive a fixed expense allowance in line with the Company Policy.

  2.3
  Target Incentive

    The Employee shall, at the discretion of the Company, be eligible to receive an annual performance-related incentive on such terms, and subject to such conditions, as may be decided from time to time by the Company.

  2.4
  Stock Option

    The Employee shall, at the discretion of the Company, be eligible to receive an annual stock option grant as may be decided from time to time by the Company.

3.
The annual compensation will be reviewed each year.

4.
The remaining contract terms, such as working hours, holidays, sick pay, pension, welfare and social security benefits will be governed by the law and the then current rules and regulations of the Company.

  In addition, the Employee will comply with the following specific obligations:

  —
  The Employee will neither take paid employment with a 3rd party nor run a business of his own without the written permission of the Company.

  —
  The Employee will inform the Company of any intention to take up public office.

  —
  The Employee will not, without the knowledge of the Company, accept gifts, commissions, or other benefits in connection with his employment.

5.
All inventions or other forms of intellectual property conceived or discovered by the Employee, either alone or jointly with others, in the course of his employment and as part of the duties for which he was employed (Diensterfindungen) are the property of the Company and shall be assigned to it free of charge. This also applies to designs and utility models even if they are not likely to be protected. Inventions or other forms of intellectual property conceived or discovered by the Employee in the course of his employment otherwise than as part of the duties for which he was employed (Gelegenheitserfindungen) shall be offered to the Company in return for a reward to be negotiated in good faith.

6.
All technical innovations developed by the Employee as part of his contractual duties or to which he has contributed shall belong to the Company. Furthermore the Employee shall promptly assign to the

  Company the entire rights in copyright, designs, and other intellectual property (including results achieved by the use of computer software) made or conceived by him either alone or jointly with others in the course of his employment. The Company shall have the right to publish, alter, improve or abandon such intellectual property as it thinks fit.

7.
The Employee agrees to keep confidential and only use for the purpose of his employment all information relating to the business and the processes of the Company both during and after the end of his employment.

8.
This contract commences on January 1, 2002. This contract is initially concluded for a period of two years. If not terminated during this period by giving not less than 12 months notice, the contract will automatically renew to an open-ended contract that may be terminated at any time on not less than twelve months notice expiring at the end of any calendar month. The employment will automatically terminate when the Employee reaches pensionable age.

9.
During a period of 12 months after a Change of Control the normal Notice Period of 12 months is extended to 24 months for both parties.

  "Change of Control" means the consummation of any transaction or series of transactions that result in the Novartis Business being conducted by a person or persons that is/are not a Novartis Company.

Basel, December 20, 2001

Novartis International AG

/s/ DANIEL VASELLA, MD Daniel Vasella, MD Chairman & CEO	/s/ OTTMAR ZIMMER Ottmar Zimmer Head Compensation & Benefits

Place: Pandex		Date: December 31st, 2001
The Employee:	/s/ PAUL CHOFFAT
Paul Choffat

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  Exhibit 4.3
CONTRACT OF EMPLOYMENT
between NOVARTIS International AG, Basel, hereinafter referred to as "the Company", and Mr. Paul Choffat hereinafter referred to as "the Employee".